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                                   EXHIBIT 6.8

                                  MARC JACOBSON
                                 12 Colgate Lane
                               Woodbury, NY 11797

                                                              September 7, 1999

Politics.com, Inc., a Nevada corporation
Politics.com, Inc., a Delaware corporation
2530 South Rural Rd.
Tempe, AZ  85282
Attn:  Howard Baer, Chairman

Dear Howard:

         Reference is made to my letter to you dated July 28, 1999 and executed by Politics.com, Inc., a Nevada corporation and Politics.com, Inc., a Delaware corporation (the "Company") (the "Letter Agreement") on July 29, 1999. We have agreed to amend the Letter Agreement as follows: (1) regarding Paragraph 9, the option grant is increased from 700,000 to 840,000 shares and the total outstanding common stock of the Company with this new grant: approximately 9.9 million; (2) regarding Paragraph 10, 315,000 options will be exercisable upon commencement of employment and the balance of 525,000 options will become exercisable as follows: in six equal semi-annual installments commencing on June 30, 2000 and on each December 31 and June 30 thereafter; and (3) regarding Paragraph 12, the stock grant of 100,000 additional shares of stock is deleted.

         Please indicate your agreement to this amendment by executing it where indicated below.

                                           Sincerely,



                                           /s/ Marc Jacobson



AGREED TO AND ACCEPTED:

Politics.com, Inc., a Nevada corporation
Politics.com, Inc., a Delaware corporation


By:  /s/ Howard R. Baer
     -------------------------
      Howard R. Baer, Chairman



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                                  MARC JACOBSON
                                 12 Colgate Lane
                               Woodbury, NY 11797

                                  July 28, 1999

Mr. Howard Baer
Politics.com, Inc. & Lone Oak, Inc.
2530 South Rural Rd.
Tempe, AZ  85282

Dear Howard:

         For good order's sake, I think we should document the terms of the understanding between Politics.com, Inc./Lone Oak, Inc. and me with respect to my joining the executive team at Politics.com as follows:

1.  Title:  President and Chief Operating Officer (COO).
2. Reporting Relationship: Directly to the Board of Directors (BOD). (Brian Wadsworth will continue in a consulting capacity, but will not use the title of President, Chairman or Chief Executive Officer (CEO)).
3. Responsibility: Overall strategic direction, financing, distribution, implementation, personnel, and other responsibilities customarily expected from a President and COO reporting directly to the Board.
4.  Term:  Three Years.
5.  Commencement date: September 7, 1999 (day after Labor Day).
6.  Position Location: New York, New York.
7.  Base Salary:  $200,000 per annum.
8. Bonus: 50% of base salary, based upon achieving certain annual goals, mutually agreed upon, between the Board and me.
9. Stock Options: Option Grant of 700,000 shares. Exercise Price: $2.00. Total outstanding with this new grant: approximately 9.0 million.
10. Vesting Schedule: 25% of options (150,000) vest upon commencement of employment. Balance of shares (450,000) vest ratably ever six months of employment.
11. Vacation: Four weeks per year.
12. Signing bonus:
      - Immediate stock grant of 100,000 additional shares of stock.
      - Politics.com to pay Marc Jacobson, PC $50,000 for services rendered up to September 6, 1999.
13. Standard Company Benefit Packages:
      - Expenses reimbursed
      - Health & Dental Plan; Group Life & Disability Insurance
      - Holiday and sick days.
      - 401(k) plan.

14. Severance: 12 months. Severance payable at any time if terminated for any reason other than cause.

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15. Guarantee: Howard Baer will personally guarantee salary and bonus (and severance, if applicable) until such time as the next round of public financing for Politics.com is concluded.

16. Ancillary Responsibilities: I shall be permitted to continue in my duties as a member of the Boards of the Internet Alliance and The Direct Marketing Association. Politics.com shall become a member of both organizations as soon as practical. Also, I shall be permitted to provide incidental consulting services to Prodigy Communications Corp. for a limited period of time.

17. Tax Consequences. The terms of this agreement may be amended to reduce tax consequences to me, provided there is no additional cost to Politics.com.

         We should also plan to create a more formal document at the earliest possible time. Finally, please keep this matter confidential, until I notify Prodigy of my resignation. I am one very excited person.
         Thanks for creating this opportunity for me.

                                                  Sincerely,

                                                  /s/ Marc Jacobson

                                                   Marc Jacobson

AGREED TO AND ACCEPTED:

Politics.com, Inc./Lone Oak, Inc.


By:  /s/ Howard R. Baer, Chairman
     ----------------------------
                  July 29, 1999